Multiple Class Plan

The Olstein Funds

This Multiple Class Plan (the “Plan”), as amended and restated, has been approved by a majority of the Board of Trustees of The Olstein Funds (the “Investment Company”) on behalf of its two series (each, a “Fund”), the Olstein All Cap Value Fund (the “All Cap Value Fund”) and the Olstein Strategic Opportunities Fund (the “Strategic Opportunities Fund”).  The Board has determined that the Plan, including the expense allocation, is in the best interests of each class of each Fund and the Investment Company as a whole.  The Plan sets forth the provisions relating to the establishment of multiple classes of shares (“Shares”) for each Fund.

1.           The All Cap Value Fund shall offer two classes of Shares, to be known as Class C Shares and Adviser Class Shares, and the Strategic Opportunities Fund shall offer two classes of Shares, to be known as Class C Shares and Class A Shares.

2.           The Class C Shares and Adviser Class Shares shall not carry a front-end sales charge.  Class A shares shall carry a maximum front-end sales charge of 5.50%, which front-end sales charge may be reduced under certain circumstances, as set forth in the Fund’s prospectus.

3.           Class C Shares shall be subject to a contingent deferred sales charge (“CDSC”) of 1.00% for Class C Shares redeemed within the first year of their purchase.  The CDSC is waived in certain circumstances described in the Fund’s prospectus.  Class A shares may also be subject to a 1.00% CDSC where the initial sales charge has been waived, also as described in the Fund’s Prospectus.  Adviser Class Shares shall not carry a CDSC.

4.           The distribution and shareholder servicing plans adopted by the Investment Company pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Rule 12b-1 Plans”), associated with the Class C and Class A Shares may be used to pay Olstein Capital Management, L.P. (the “Distributor”), or others to assist in the promotion and distribution of Class C or Class A Shares.  Payments made under the Rule 12b-1 Plans may be used for, among other things, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of the Distributor’s overhead expenses attributable to the distribution of shares of Class C or Class A Shares.  Payments made under the Rule 12b-1 Plans may also be used to pay dealers or others for, among other things, furnishing personal services and maintaining customer accounts and records, or as service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).  The Rule 12b-1 Plans shall operate in accordance with applicable FINRA rules.  Adviser Class Shares of the All Cap Value Fund will not be subject to a Rule 12b-1 Plan.

5.           Differences in expenses among Class C, Class A and Adviser Class Shares shall relate to differences in the Rule 12b-1 plan expenses (as described in the Rule 12b-1 Plans for the Class C and Class A Shares) or the absence of Rule 12b-1 plan expenses (in the case of Adviser Class Shares).  In addition, each Fund reserves the right, subject to approval by the Board of Trustees, to allocate fees and expenses of the following nature to a particular class of Shares of the Fund (to the extent that such fees and expenses actually vary among each class of Shares or vary by types of services provided to each class of Shares of the Fund):

(a)	transfer agency and other recordkeeping costs;

(b)	Securities and Exchange Commission and blue sky registration or qualification fees;

(c)
printing and postage expenses related to printing and distributing class specific materials, such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class of Shares;

(d)	audit or accounting fees or expenses relating solely to such class;

(e)	the expenses of administrative personnel and services as required to support the shareholders of such class;

(f)	litigation or other legal expenses relating solely to such class of Shares;

(g)	Trustees’ fees and expenses incurred as a result of issues relating solely to such class of Shares; and

(h)	other expenses subsequently identified and determined to be properly allocated to such class of Shares.

Except for any expenses that are allocated to a particular class as described above, all expenses incurred by a Fund will be allocated to each class of Shares of the Fund on the basis of the net asset value of each such class in relation to the net asset value of the Fund.

6.           Income and realized and unrealized capital gains and losses of a Fund will be allocated to each class of Shares on the basis of the net asset value of each such class in relation to the net asset value of the Fund.

7.           There shall be no conversion features associated with Class C, Class A or Adviser Class Shares.

8.           Each class will vote separately with respect to any Rule 12b-1 Plan related to that class.

9.           On an ongoing basis, the Investment Company’s Trustees, pursuant to their fiduciary responsibilities under the Investment Company Act of 1940, as amended, and otherwise, will monitor each Fund for the existence of any material conflicts between the interests of the three classes of Shares.  The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop.  Olstein Capital Management, L.P. shall be responsible for alerting the Board of any material conflicts that arise.

10.           All material amendments to this Plan must be approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund.

11.           So long as the Plan is in effect, the Trust’s Board of Trustees must satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

Amended and Restated as of September 5, 2007 and September 25, 2013